TOTAL NUMBER OF PAGES
                                                         INCLUDED IN THIS ANNUAL
                                                         REPORT IS 25.






                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C.  20549

                                   FORM 11-K




[ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934(FEE REQUIRED)

For the fiscal year ended December 31, 1993
                          -----------------
                                      OR

[   ]    TRANSITION REPORT PURSUANT TO 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934(NO FEE REQUIRED)

For the transition period from _______________ to _______________

                        Commission file number 33-32465
                                               --------

             BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
             -----------------------------------------------------
                           (Full title of the plan)


                         BERGEN BRUNSWIG CORPORATION
                         ---------------------------
          (Name of issuer of the securities held pursuant to the plan)

4000 Metropolitan Drive, Orange, California                          92668-3510
- - --------------------------------------------                         ----------
(Address of principal executive offices of                           (Zip code)
 issuer of securities)

               BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
               =====================================================
                                     INDEX
                                     -----

                                                                        PAGE NO.
                                                                        --------


INDEPENDENT AUDITORS' REPORT                                                3

FINANCIAL STATEMENTS:

     Statements of Net Assets Available for Plan
     Benefits at December 31, 1993 and 1992                                 5

     Statements of Changes in Net Assets Available
     for Plan Benefits for the Years Ended
     December 31, 1993, 1992 and 1991                                       7

     Notes to Financial Statements                                         10


SUPPLEMENTAL SCHEDULES:

     1.   Item 27a - Schedule of Assets Held for
             Investment Purposes at December 31, 1993                      17

     2.   Item 27d - Schedule of Reportable Transactions
             for the year ended December 31, 1993                          22




                         SUPPLEMENTAL SCHEDULES OMITTED
                         ------------------------------

Supplemental schedules not listed above are omitted because of the absence of conditions under which they are required.


SIGNATURE                                                                  24

INDEPENDENT AUDITORS' CONSENT                                              25

INDEPENDENT AUDITORS' REPORT


Bergen Brunswig Pre-Tax Investment
     Retirement Account:


We have audited the accompanying statements of net assets available for plan benefits of Bergen Brunswig Pre-Tax Investment Retirement Account (the Plan) at December 31, 1993 and 1992 and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits at December 31, 1993 and 1992, and the changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for plan benefits and changes in net assets available for plan benefits of the individual funds and is not a required part of the basic financial statements. Also, the accompanying supplemental schedules of (1) Item 27a - Schedule of Assets Held for Investment Purposes at December 31, 1993, and (2) Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1993 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information by fund and supplemental schedules are the responsibility of the Plan's management. Such supplemental information by fund and supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.



/s/ Deloitte & Touche
Costa Mesa, California
June 24, 1994

                                            BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                                            -----------------------------------------------------

                                             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                             AT DECEMBER 31, 1993

                                                       SUPPLEMENTAL INFORMATION BY FUND
                            --------------------------------------------------------------------------------
                                         MASSACHUSETTS
                                            CAPITAL       FIDELITY
                             GUARANTEED   DEVELOPMENT     MAGELLAN       GEORGE       COMPANY
                               INCOME     DIVERSIFIED    DIVERSIFIED     PUTNAM        STOCK    PARTICIPANT
                                FUND      EQUITY FUND    EQUITY FUND      FUND         FUND        LOANS         TOTAL
                            -----------  -------------   -----------   ----------   ----------  -----------  ------------
ASSETS:
  Investments               $56,852,452    $        -    $24,519,724   $7,525,010   $6,851,036   $4,998,689   $100,746,911
  Interfund transfers
    receivable                2,096,842     1,771,107        296,759      390,429        7,543        1,558      4,564,238
  Contributions receivable      131,153             -        152,894      137,442       35,249            -        456,738
  Interest and dividend
    income receivable           275,006         1,311      1,403,185           42          271           13      1,679,828
                            -----------    ----------    -----------   ----------   ----------   ----------   ------------
       TOTAL ASSETS          59,355,453     1,772,418     26,372,562    8,052,923    6,894,099    5,000,260    107,447,715
                            -----------    ----------    -----------   ----------   ----------   ----------   ------------
LIABILITIES:
  Interfund transfers
    payable                   2,321,915     1,744,646        308,345       50,152       99,167       40,013      4,564,238
  Accrued liabilities                 -        27,772      1,402,899            -            -           13      1,430,684
                            -----------    ----------    -----------   ----------   ----------   ----------   ------------
       TOTAL LIABILITIES      2,321,915     1,772,418      1,711,244       50,152       99,167       40,026      5,994,922
                            -----------    ----------    -----------   ----------   ----------   ----------   ------------
NET ASSETS AVAILABLE
  FOR PLAN BENEFITS         $57,033,538    $        -    $24,661,318   $8,002,771   $6,794,932   $4,960,234   $101,452,793
                            ===========    ==========    ===========   ==========   ==========   ==========   ============

See accompanying notes to financial statements.
- - --------------------------------------------------------------------------------------------------------------------------

                                                                 5

                                          BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                                          -----------------------------------------------------

                                           STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                          AT DECEMBER 31, 1992

                                                    SUPPLEMENTAL INFORMATION BY FUND
                              ----------------------------------------------------------------------------
                                           MASSACHUSETTS
                                              CAPITAL      FIDELITY
                              GUARANTEED    DEVELOPMENT    MAGELLAN      GEORGE      COMPANY
                                INCOME      DIVERSIFIED   DIVERSIFIED    PUTNAM       STOCK    PARTICIPANT
                                 FUND       EQUITY FUND   EQUITY FUND     FUND        FUND        LOANS        TOTAL
                              -----------  -------------  -----------   --------   ----------  -----------   -----------
ASSETS:
  Investments                 $34,802,757    $2,241,142   $10,598,748   $846,675   $5,224,101   $3,458,038   $57,171,461
  Interfund transfers
    receivable                    112,231        63,882        94,264     18,791       59,187            -       348,355
  Contributions receivable              -             -             -      1,892            -            -         1,892
  Interest and dividend
    income receivable             220,544        60,729           199          -          275            -       281,747
                              -----------    ----------   -----------   --------   ----------   ----------   -----------
       TOTAL ASSETS            35,135,532     2,365,753    10,693,211    867,358    5,283,563    3,458,038    57,803,455
                              -----------    ----------   -----------   --------   ----------   ----------   -----------
LIABILITIES:
  Benefits payable to
    participants                  464,152        43,794        67,384      2,985       76,161            -       654,476
  Interfund transfers
    payable                       235,222        12,392        87,810         39        5,821        7,071       348,355
  Accrued liabilities             244,939        63,358        14,068        155       16,826            -       339,346
                              -----------    ----------   -----------   --------   ----------   ----------   -----------
       TOTAL LIABILITIES          944,313       119,544       169,262      3,179       98,808        7,071     1,342,177
                              -----------    ----------   -----------   --------   ----------   ----------   -----------
NET ASSETS AVAILABLE
  FOR PLAN BENEFITS           $34,191,219    $2,246,209   $10,523,949   $864,179   $5,184,755   $3,450,967   $56,461,278
                              ===========    ==========   ===========   ========   ==========   ==========   ===========

See accompanying notes to financial statements.
- - ------------------------------------------------------------------------------------------------------------------------

                                                                    6

                                                  BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                                                  -----------------------------------------------------

                                              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                            FOR THE YEAR ENDED DECEMBER 31, 1993

                                                                SUPPLEMENTAL INFORMATION BY FUND
                                      --------------------------------------------------------------------------------
                                                    MASSACHUSETTS
                                                       CAPITAL      FIDELITY
                                      GUARANTEED     DEVELOPMENT    MAGELLAN       GEORGE      COMPANY
                                        INCOME       DIVERSIFIED   DIVERSIFIED     PUTNAM       STOCK      PARTICIPANT
                                         FUND        EQUITY FUND   EQUITY FUND      FUND        FUND          LOANS        TOTAL
                                      -----------   -------------  -----------   ----------   ----------   -----------  ------------
ADDITIONS:
 Contributions:
  Participants                        $ 4,112,956    $  141,133    $ 2,200,290   $  682,529   $  935,319   $        -   $  8,072,227
  Employer                              1,455,101        56,072        792,049      246,289      353,432            -      2,902,943
 Transfers of participant balances      3,898,045         4,456     13,482,222    5,970,917    2,370,853      244,660     25,971,153
 Transfer from Durr benefit plans      27,895,561             -        221,671      147,780       73,890            -     28,338,902
 Transfer from T.C. Smith 401(k) Plan   3,236,686             -              -            -            -            -      3,236,686
 Rollover from HDI 401(k) Plan             88,289             -              -            -            -            -         88,289
 Interest income                        3,340,015         8,699         81,726       15,565       49,613            -      3,495,618
 Dividend income                                -         8,242      1,690,823      484,975      117,653            -      2,301,693
 Participant loans                              -             -              -            -            -    3,010,428      3,010,428
 Participant loan repayments              892,498        31,218        407,175       61,402      191,462            -      1,583,755
 Net increase in fair value
  of investments                                -       232,126      1,848,889            -            -            -      2,081,015
                                      -----------    ----------    -----------   ----------   ----------   ----------   ------------
       TOTAL ADDITIONS                 44,919,151       481,946     20,724,845    7,609,457    4,092,222    3,255,088     81,082,709
                                      -----------    ----------    -----------   ----------   ----------   ----------   ------------
DEDUCTIONS:
 Withdrawals                            3,201,581       101,594        618,428      208,294      307,583            -      4,437,480
 Transfer of participant
  balances                             16,795,965     2,579,216      5,151,839       87,251    1,194,816      162,066     25,971,153
 Administrative expenses                   41,121             -              -            -            -            -         41,121
 Participant loans                      2,038,165        47,345        817,209      107,709            -            -      3,010,428
 Participant loan repayments                    -             -              -            -            -    1,583,755      1,583,755
 Net decrease in fair value
  of investments                                -             -              -       67,611      979,646            -      1,047,257
                                      -----------    ----------    -----------   ----------   ----------   ----------   ------------
       TOTAL DEDUCTIONS                22,076,832     2,728,155      6,587,476      470,865    2,482,045    1,745,821     36,091,194
                                      -----------    ----------    -----------   ----------   ----------   ----------   ------------
NET INCREASE (DECREASE)                22,842,319    (2,246,209)    14,137,369    7,138,592    1,610,177    1,509,267     44,991,515
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS AT BEGINNING OF YEAR         34,191,219     2,246,209     10,523,949      864,179    5,184,755    3,450,967     56,461,278
                                      -----------    ----------    -----------   ----------   ----------   ----------   ------------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS AT END OF YEAR              $57,033,538    $        -    $24,661,318   $8,002,771   $6,794,932   $4,960,234   $101,452,793
                                      ===========    ==========    ===========   ==========   ==========   ==========   ============

See accompanying notes to financial statements.
- - ------------------------------------------------------------------------------------------------------------------------------------

                                                                         7

                                              BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                                              -----------------------------------------------------

                                         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                       FOR THE YEAR ENDED DECEMBER 31, 1992
                                                         SUPPLEMENTAL INFORMATION BY FUND
                                   ----------------------------------------------------------------------------

                                                MASSACHUSETTS
                                                   CAPITAL     FIDELITY
                                   GUARANTEED    DEVELOPMENT   MAGELLAN       GEORGE      COMPANY
                                     INCOME      DIVERSIFIED  DIVERSIFIED     PUTNAM       STOCK    PARTICIPANT
                                      FUND       EQUITY FUND  EQUITY FUND      FUND        FUND        LOANS         TOTAL
                                   -----------  ------------  -----------    --------   ----------  -----------   -----------
ADDITIONS:
 Contributions:
  Participants                     $ 3,821,773   $  361,238   $ 1,512,154    $ 32,374   $  899,235   $        -   $ 6,626,774
  Employer                           1,621,630      128,726       682,291      24,523      388,038            -     2,845,208
 Transfers of participant balances   4,336,624       18,780     1,032,885     786,629      176,287            -     6,351,205
 Transfer from Bergen Brunswig
   Corporation Retirement Plan       4,861,763            -             -           -            -            -     4,861,763
 Transfer from Owens &
   Minor, Inc. benefit plan            950,427            -             -           -            -            -       950,427
 Interest income                     2,636,632       17,243        65,338       1,765       43,764            -     2,764,742
 Dividend income                             -       84,713     1,488,138      31,625       81,146            -     1,685,622
 Participant loans                           -            -             -           -            -    2,508,248     2,508,248
 Participant loan repayments           739,958       68,221       306,236       5,548      171,996            -     1,291,959
 Net increase in fair value
  of investments                             -       78,074             -           -      771,253            -       849,327
                                   -----------   ----------   -----------    --------   ----------   ----------   -----------
       TOTAL ADDITIONS              18,968,807      756,995     5,087,042     882,464    2,531,719    2,508,248    30,735,275
                                   -----------   ----------   -----------    --------   ----------   ----------   -----------
DEDUCTIONS:
 Withdrawals                         2,543,536      260,468       632,207      11,996      299,032       69,940     3,817,179
 Transfer of participant
  balances                           5,912,968      431,127             -          39            -        7,071     6,351,205
 Transfer to Commtron
  Corporation benefit plan           3,415,983      631,042     1,607,603           -      324,102      491,317     6,470,047
 Administrative expenses                82,414            -             -           -            -            -        82,414
 Participant loans                   2,006,571      179,826       321,851           -            -            -     2,508,248
 Participant loan repayments                 -            -             -           -            -    1,291,959     1,291,959
 Net decrease in fair value
  of investments                             -            -       825,975       6,250            -            -       832,225
                                   -----------   ----------   -----------    --------   ----------   ----------   -----------
       TOTAL DEDUCTIONS             13,961,472    1,502,463     3,387,636      18,285      623,134    1,860,287    21,353,277
                                   -----------   ----------   -----------    --------   ----------   ----------   -----------
NET INCREASE (DECREASE)              5,007,335     (745,468)    1,699,406     864,179    1,908,585      647,961     9,381,998
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS AT BEGINNING OF YEAR      29,183,884    2,991,677     8,824,543           -    3,276,170    2,803,006    47,079,280
                                   -----------   ----------   -----------    --------   ----------   ----------   -----------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS AT END OF YEAR           $34,191,219   $2,246,209   $10,523,949    $864,179   $5,184,755   $3,450,967   $56,461,278
                                   ===========   ==========   ===========    ========   ==========   ==========   ===========

See accompanying notes to financial statements.
- - -----------------------------------------------------------------------------------------------------------------------------


                                                                        8

                                          BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                                          -----------------------------------------------------

                                     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                  FOR THE YEAR ENDED DECEMBER 31, 1991
                                                    SUPPLEMENTAL INFORMATION BY FUND
                                   ------------------------------------------------------------------

                                                MASSACHUSETTS
                                                   CAPITAL       FIDELITY
                                   GUARANTEED    DEVELOPMENT     MAGELLAN       COMPANY
                                     INCOME      DIVERSIFIED    DIVERSIFIED      STOCK    PARTICIPANT
                                      FUND       EQUITY FUND    EQUITY FUND      FUND        LOANS         TOTAL
                                   -----------  -------------   -----------   ----------  -----------   -----------
ADDITIONS:
 Contributions:
  Participants                     $ 3,807,559    $  410,669    $1,235,413   $   887,394   $        -   $ 6,341,035
  Employer                           1,801,029       156,353       494,604       300,189            -     2,752,175
 Transfers of participant balances     177,225             -       424,205       336,941            -       938,371
 Interest income                     2,465,041        14,626        42,695        34,162            -     2,556,524
 Dividend income                             -       360,328       761,396        47,641            -     1,169,365
 Participant loans                           -             -             -             -    2,019,987     2,019,987
 Participant loan repayments           586,912        71,385       202,127       127,113            -       987,537
 Net increase in fair value
  of investments                             -       177,214     1,549,416             -            -     1,726,630
                                   -----------    ----------    ----------    ----------   ----------   -----------
       TOTAL ADDITIONS               8,837,766     1,190,575     4,709,856     1,733,440    2,019,987    18,491,624
                                   -----------    ----------    ----------    ----------   ----------   -----------
DEDUCTIONS:
 Withdrawals                         2,091,007       172,626       528,900       109,728      141,079     3,043,340
 Transfers of participant balances     361,619       199,977       265,550       111,225            -       938,371
 Administrative expenses                60,792             -             -             -            -        60,792
 Participant loans                   1,583,677       149,031       287,279             -            -     2,019,987
 Participant loan repayments                 -             -             -             -      987,537       987,537
 Net decrease in fair value
  of investments                             -             -             -       670,886            -       670,886
                                   -----------    ----------    ----------    ----------   ----------   -----------
       TOTAL DEDUCTIONS              4,097,095       521,634     1,081,729       891,839    1,128,616     7,720,913
                                   -----------    ----------    ----------    ----------   ----------   -----------
NET INCREASE                         4,740,671       668,941     3,628,127       841,601      891,371    10,770,711
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS AT BEGINNING OF YEAR      24,443,213     2,322,736     5,196,416     2,434,569    1,911,635    36,308,569
                                   -----------    ----------    ----------    ----------   ----------   -----------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS AT END OF YEAR           $29,183,884    $2,991,677    $8,824,543    $3,276,170   $2,803,006   $47,079,280
                                   ===========    ==========    ==========    ==========   ==========   ===========

See accompanying notes to financial statements.
- - -------------------------------------------------------------------------------------------------------------------

                                                                    9

               BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
               =====================================================

                           NOTES TO FINANCIAL STATEMENTS
                           -----------------------------

               FOR THE YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991
               ----------------------------------------------------


1.   PLAN DESCRIPTION AND SIGNIFICANT ACCOUNTING POLICIES

     The following brief description of the Bergen Brunswig Pre-Tax Investment Retirement Account ("Plan") is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

     A.   General
          -------
          The Plan was established effective September 1, 1984. The Plan is a deferred compensation and profit sharing plan covering substantially all employees of Bergen Brunswig Corporation and its subsidiaries ("Employer") who have completed more than six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The accounting records of the Plan are maintained on the accrual basis.

     B.   Funding Policy
          --------------
          Participants are entitled to defer 2% to 11% of their pre-tax compensation through contributions to the Plan up to a maximum of $8,994 in 1993. Participants are not allowed to make any other contributions to the Plan except for rollover contributions from other retirement plans. The Employer contributes $.50 for each $1.00 contributed by the participant, up to the participant's investment of 6% of the participant's salary. The Employer may also make an additional contribution to the Plan at the Employer's discretion. Expenses of the Plan up to the amount of prior year forfeitures of Employer contributions are paid by the Plan. Expenses of the Plan in excess of prior year Employer contribution forfeitures are paid directly by the Employer. For the years ended December 31, 1993, 1992 and 1991, expenses of $41,121, $82,414 and $60,792, respectively, were paid by forfeitures of Employer contributions.

     C.   Investments
          ------------
          Upon joining the Plan, and quarterly thereafter, participants can elect to invest their accounts in the Guaranteed Income Fund (primarily guaranteed investment contracts), the Company Stock Fund (Bergen Brunswig Corporation Class A Common Stock), the Fidelity Magellan Diversified Equity Fund (primarily equity securities) or the George Putnam Fund (primarily debt and equity securities). The Guaranteed Income Fund is stated at contract value which approximates market value. The Company Stock Fund, the Fidelity Magellan Diversified Equity Fund and the George Putnam Fund are stated at fair value as determined by quoted market prices. Investment transactions are recorded on a trade-date basis.

          Participants may borrow against a maximum of 50% of their interests in the Plan up to $50,000. Such loans are shown as separate investments of the Plan with interest rates ranging from 7.00% to 12.75%, and are stated at cost which approximates market value.

          The number of participants in each fund was as follows:

                                                             December 31,
                                                            1993      1992
                                                            ----      ----
          Guaranteed Income Fund                           4,403     1,975
          Massachusetts Capital Development
              Diversified Equity Fund                          -       338
          Fidelity Magellan Diversified
              Equity Fund                                  2,070     1,095
          George Putnam Fund                                 957       135
          Company Stock Fund                               1,530       959
          Participant Loans                                1,153     711

          The total number of participants in the Plan was less than the sum of the number of participants shown above because many were participating in more than one fund.

     D.   Benefit Distribution
          --------------------
          A participant's account shall be distributed in a lump sum upon retirement, less any loans outstanding. Account withdrawals are permitted by participants who have attained age 59-1/2 or who suffer certain financial hardships and meet criteria established by the Internal Revenue Service. All participants not eligible for normal retirement vest in Employer contributions at 20% for each continuous plan year of participation. Participants who terminate employment prior to retirement receive the vested portion of their accounts in a lump sum distribution. Participants are 100% vested in their own contributions at all times.

     E.   Death and Disability Benefits
          -----------------------------
          Upon the death of a participant, the beneficiary receives, in a lump sum, the vested amount in the account. Participants who become disabled will receive distributions in accordance with normal retirement benefits.

     F.   Plan Termination
          ----------------
          The Employer has the right at any time to declare the Plan terminated completely or as to any of the Employer's divisions, facilities or operational units.

          In the event that the Plan terminates, the accounts of all participants will become fully vested.

     G.   Benefits Payable
          ----------------
          In 1993, the Plan changed its method of accounting for benefits payable to participants to comply with the 1993 AICPA Audit and Accounting Guide, "Audits of Employee Benefit Plans." The new guidance requires that benefits payable to participants who have withdrawn from a defined contribution plan be disclosed in the footnotes to the financial statements rather than be recorded as a liability of the plan. As of December 31, 1993, net assets available for plan benefits included benefits of $1,412,810 due to participants who have withdrawn from the Plan.

     H.   Other
          -----
          Certain reclassifications have been made in the 1992 and 1991 financial statements and notes to conform to 1993 presentations.

2.   INCOME TAX STATUS

     The Plan is qualified under Section 401 of the Internal Revenue Code as exempt from Federal income taxes. Accordingly, Employer contributions and earnings realized by the Plan are not taxed to the participant until a distribution from the Plan is received. In addition, any shares of the Company Stock Fund distributed to a participant upon termination are taxed to the participant at the lower of cost or market measured as of the
     distribution date.    A determination letter has been received from the
     Internal Revenue Service regarding the Federal income tax exemption. The Plan is exempt from state income taxes under similar statutes.


3.   CHANGE IN INVESTMENT OPTIONS

      During 1991, additional Guaranteed Investment Contracts with Life of Virginia, Life Insurance Company of the Southwest, IDS Life Insurance Company, Integrity Life and Hartford Life Insurance Company were added to the Guaranteed Income Fund investment which increased the combined guaranteed interest rate from 8.90% to 8.98% per annum. Except as noted in
      4. below, no new Guaranteed Investment Contracts were added to the Guaranteed Income Fund investment during 1992 and 1993. The expiration of a Guaranteed Investment Contract with IDS Life Insurance Company and lower money market fund rates contributed to a decrease in the combined guaranteed interest rate from 8.98% to 8.21% per annum during 1992. Allocation of investments into a guaranteed investment contract pool which reflected current 3 to 5 year GIC yields contributed to a decrease in the combined guaranteed interest rate from 8.21% to 7.56% per annum in 1993.

      Effective January 1, 1991, the Plan was amended to entitle participants to defer 2% to 12% of their compensation through contributions to the Plan. Effective July 1, 1992, the Plan was amended to entitle participants to defer 2% to 11% of their compensation through contributions to the Plan.

      Effective October 1, 1992, the George Putnam Fund was added as another investment option.

      On December 28, 1993, the Merrill Lynch Retirement Preservation Trust, a commingled fixed income pooled investment, was added to the Guaranteed Income Fund investment.

4.   OTHER

     Effective December 31, 1991, the Employer elected to terminate the Bergen Brunswig Retirement Plan ("Retirement Plan"). An option was given to Retirement Plan participants to transfer their accrued retirement benefit into the Plan after receiving a refund of their own contributions. During 1992, this option was exercised by 187 Retirement Plan participants and, as a result, an aggregate amount of $4,861,763 was transferred into the Guaranteed Income Fund investment of the Plan. A commingled Guaranteed Investment Contract pool with the Putnam Fiduciary Trust Company GIC Fund was established and designated as the investment for this transfer. This investment was frozen with respect to any future contribution elections. During December 1993, account balances in the Putnam Fiduciary Trust Company GIC Fund were transferred into the Merrill Lynch Retirement Preservation Trust.

     On February 28, 1992, the Employer acquired substantially all of the net assets and business of the pharmaceutical distribution segment of Owens & Minor, Inc. Employees of Owens & Minor, Inc. became eligible to participate in the Plan on March 1, 1992.

     On June 19, 1992, the Employer sold its 81%-owned subsidiary, Commtron Corporation, to Ingram Industries, Inc.

     On October 5, 1992, the Employer acquired all of the outstanding shares of stock of Durr-Fillauer Medical, Inc. ("Durr"). Employees of Durr became eligible to participate in the Plan on April 1, 1993.

     On November 18, 1992, the Employer acquired the outstanding stock of Dr. T.C. Smith Company ("T.C. Smith"). Employees of T.C. Smith became eligible to participate in the Plan on January 1, 1993.

     During 1992, the Employer elected to discontinue the Massachusetts Capital Development Diversified Equity Fund as of December 31, 1993. On January 1, 1993, this Fund was frozen with respect to any future contribution elections and incoming transfers of participant account balances. During 1993, certain participants directed their account balances to other investment options of the Plan. On December 31, 1993, the remaining account balances were transferred into the Merrill Lynch Retirement Preservation Trust.

     On January 29, 1993, the Employer acquired substantially all of the assets of Healthcare Distributors of Indiana, Inc. ("HDI"). Employees of HDI became eligible to participate in the Plan on April 1, 1993. Rollovers to the Plan from HDI's 401(k) Plan were made in 1993. As of June 24, 1994, the aggregate amount of rollovers from HDI's defined benefit plans have not been determined.


5.   SUBSEQUENT EVENTS

     Effective January 1, 1994, the Plan trustee and administrator were changed from Bankers Trust Company of New York and The Wyatt Company, respectively, to Merrill Lynch Trust Company of California.

     Effective January 1, 1994, the Guaranteed Income Fund Investment was frozen with respect to any future contribution elections and incoming transfers of participant account balances. Future participant contributions previously elected to go into the Guaranteed Income Fund Investment have been invested in the Merrill Lynch Retirement Preservation Trust as of January 1, 1994.

     During February and March 1994, selected Guaranteed Investment Contracts with Hartford Life Insurance Company, Integrity Life and IDS Life Insurance Company were sold resulting in realized gains of $1,353,202 recorded in the Guaranteed Income Fund Investment.

     During March 1994, the following investment options were added to the Plan:

         1. Merrill Lynch Global Allocation Fund, Inc. (primarily United States and foreign equity, debt and money market securities);

         2. Merrill Lynch Equity Index Trust (primarily equity securities included in the Standard & Poors 500 Index);

         3. Merrill Lynch Capital Fund, Inc. (primarily equity, debt, convertible and money market securities);

         4. Merrill Lynch Corporate Bond Fund, Inc. - Investment Grade Portfolio (primarily high-grade taxable fixed income securities); and

         5. Merrill Lynch Retirement Preservation Trust (primarily broadly diversified Guaranteed Investment Contracts, U.S. government and U.S. government agency and money market securities).


     During March 1994, the Plan was amended to entitle participants to defer 1% to 15% of their compensation through contributions to the Plan.

     During March 1994, direct, daily access to investment and account information (including change of investment direction, fund transfers and deferral percentage) was initiated for participants of the Plan through The Merrill Lynch Participant Service Center.

     During March 1994, the Plan was amended to entitle participants to hold two loans simultaneously, a short-term loan (1 to 5 years) and a long-term loan (5 to 15 years). The long-term loan applies only to the purchase of a participant's primary residence.

     On April 29, 1994, the Employer acquired Southeastern Hospital Supply Corporation ("Southeastern"). Employees of Southeastern became eligible to participate in the Plan during May 1994. As of June 24, 1994, the aggregate amount of rollovers from Southeastern's benefit plan has not been determined.

                                                                          SUPPLEMENTAL SCHEDULE 1

                       BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                       -----------------------------------------------------

                     ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                        AT DECEMBER 31, 1993
- - -------------------------------------------------------------------------------------------------
                                              DESCRIPTION OF
   ASSET                                        INVESTMENT          MARKET               COST
- - -------------------------------------------------------------------------------------------------
GUARANTEED INCOME FUND                           Schedule         $56,852,452         $56,753,822

FIDELITY MAGELLAN DIVERSIFIED EQUITY FUND        Schedule          24,519,724          22,745,974

GEORGE PUTNAM FUND                               Schedule           7,525,010           7,646,992

COMPANY STOCK FUND                               Schedule           6,851,036           7,269,879

PARTICIPANT LOANS                                Schedule           4,998,689           4,998,689
                                                                 ------------        ------------

           TOTAL INVESTMENTS                                     $100,746,911         $99,415,356
                                                                 ============        ============


                                                  17

                                                            SUPPLEMENTAL SCHEDULE 1 (DETAIL)


                 BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                 -----------------------------------------------------

          DETAIL - ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                   AT DECEMBER 31, 1993
- - --------------------------------------------------------------------------------------------

  SHARES                    DESCRIPTION                           MARKET           COST
- - --------------------------------------------------------------------------------------------
              GUARANTEED INCOME FUND
              ----------------------

 3,848,238    BT PYRAMID DIRECTED ACCOUNT CASH FUND            $ 3,848,243     $ 3,848,243

              SHEARSON GIC FUND #4
   220,394    7.20% 1/17/93                                      2,411,771       2,313,141

              MERRILL LYNCH RETIREMENT
              PRESERVATION TRUST
              GIC / BOND / MONEY MARKET
20,862,318    COMMINGLED POOLED FUND                            20,862,318      20,862,318

              PARTN IN GROUP ANNUITY CONTRACT
              #SP709398 WITH LIFE INSURANCE
              COMPANY OF THE SOUTHWEST
 1,363,430    9.05% 12/29/1999                                   1,363,430       1,363,430

              PARTN IN GROUP CONTRACT
              #9310-2576132 WITH IDS LIFE INS. CO.
 1,463,819    8.50% 9/10/1997                                    1,463,819       1,463,819

              PARTN IN GROUP ANNUITY CONTRACT
              #2784176.71L WITH LIFE OF VIRGINIA
 3,193,405    11.25% 12/31/1994                                  3,193,405       3,193,405

              PARTN IN GROUP ANNUITY CONTRACT
              #477-00602-1-0 WITH SHEARSON LEHMAN
 4,236,906    HUTTON/FED HOME LIFE 8.80% 10/27/1994              4,236,906       4,236,906

              PARTN IN GROUP ANNUITY CONTRACT
              #I91390216 WITH INTEGRITY LIFE
 1,284,372    9% 1/4/1996                                        1,284,372       1,284,372


                                          18

                                                 SUPPLEMENTAL SCHEDULE 1 (DETAIL), CONTINUED


                 BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                 -----------------------------------------------------

          DETAIL - ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                   AT DECEMBER 31, 1993
- - --------------------------------------------------------------------------------------------

  SHARES                    DESCRIPTION                           MARKET           COST
- - --------------------------------------------------------------------------------------------

              PARTN IN GROUP ANNUITY CONTRACT
              #I90390164 WITH SHEARSON/INTEGRITY LIFE
 1,222,570    9.25% 1/26/1995                                    1,222,570       1,222,570

              PARTN IN GROUP ANNUITY CONTRACT
              #I90390938 WITH INTEGRITY LIFE
 1,250,980    9.25% 5/25/1995                                    1,250,980       1,250,980

              PARTN IN GROUP ANNUITY CONTRACT
              #I90391310 WITH INTEGRITY LIFE
   645,488    9.55% 08/31/1995                                     645,488         645,488

              PARTN IN GROUP ANNUITY CONTRACT
              WITH INTEGRITY LIFE (SPDA)
 2,625,680    #I90391602 9.25% 11/02/1995                        2,625,680       2,625,680

              PARTN IN GROUP ANNUITY CONTRACT
              #GA 8939 WITH HARTFORD LIFE INS. CO.
 3,931,843    9.25% 11/8/1995                                    3,931,843       3,931,843

              PARTN IN GROUP ANNUITY CONTRACT
              #I90391134 WITH INTEGRITY LIFE
 2,478,897    9.25% 06/29/1995                                   2,478,897       2,478,897

              PARTN IN GROUP ANNUITY CONTRACT
              #36904 WITH HARTFORD LIFE INS. CO.
 1,204,133    8.00% 7/15/2001                                    1,204,133       1,204,133



                                          19

                                                 SUPPLEMENTAL SCHEDULE 1 (DETAIL), CONTINUED


                 BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                 -----------------------------------------------------

          DETAIL - ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                   AT DECEMBER 31, 1993
- - --------------------------------------------------------------------------------------------

  SHARES                    DESCRIPTION                           MARKET           COST
- - --------------------------------------------------------------------------------------------

              PARTN IN GROUP ANNUITY CONTRACT
              #12159 WITH HARTFORD LIFE INS. CO.
 1,200,836    10.00% 7/2/2001                                    1,200,836       1,200,836

              PARTN IN GROUP ANNUITY CONTRACT
              #9310-2680832 WITH IDS LIFE INS. CO.
 3,627,761    8.19% 7/2/2001                                     3,627,761       3,627,761
                                                               -----------     -----------

                                                               $56,852,452     $56,753,822
                                                               ===========     ===========


              FIDELITY MAGELLAN DIVERSIFIED EQUITY FUND
              -----------------------------------------
    30,000    BT PYRAMID DIRECTED ACCOUNT CASH FUND            $    30,000     $    30,000

   345,656    FIDELITY MAGELLAN FD INC. COM                     24,489,724      22,715,974
                                                               -----------     -----------

                                                               $24,519,724     $22,745,974
                                                               ===========     ===========

              GEORGE PUTNAM FUND
              ------------------
    10,000    BT PYRAMID DIRECTED ACCOUNT CASH FUND            $    10,000     $    10,000

   542,209    GEORGE PUTNAM FUND OF BOSTON                       7,515,010       7,636,992
                                                               -----------     -----------

                                                               $ 7,525,010     $ 7,646,992
                                                               ===========     ===========



                                          20

                                                 SUPPLEMENTAL SCHEDULE 1 (DETAIL), CONTINUED


                 BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                 -----------------------------------------------------

          DETAIL - ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                   AT DECEMBER 31, 1993
- - --------------------------------------------------------------------------------------------

  SHARES                    DESCRIPTION                           MARKET           COST
- - --------------------------------------------------------------------------------------------
              COMPANY STOCK FUND
              ------------------
   112,804    BT PYRAMID DIRECTED ACCOUNT CASH FUND            $   112,804     $   112,804

              BERGEN BRUNSWIG CORPORATION
   376,964    CLASS A COMMON STOCK                               6,738,232       7,157,075
                                                               -----------     -----------
                                                               $ 6,851,036     $ 7,269,879
                                                               ===========     ===========

              PARTICIPANT LOANS
              -----------------
              PROMISSORY NOTES
              VARIOUS DUE DATES:

              AT 12.75% INTEREST                               $     8,966     $     8,966
              AT 12.00% INTEREST                                     3,414           3,414
              AT 11.75% INTEREST                                     4,322           4,322
              AT 11.50% INTEREST                                    26,402          26,402
              AT 11.00% INTEREST                                   134,862         134,862
              AT 10.50% INTEREST                                    52,247          52,247
              AT 10.00% INTEREST                                   126,685         126,685
              AT  9.50% INTEREST                                   256,576         256,576
              AT  9.00% INTEREST                                   112,918         112,918
              AT  8.50% INTEREST                                    46,241          46,241
              AT  8.40% INTEREST                                    14,830          14,830
              AT  8.15% INTEREST                                    38,653          38,653
              AT  7.50% INTEREST                                   571,457         571,457
              AT  7.00% INTEREST                                 3,601,116       3,601,116
                                                               -----------     -----------
                                                               $ 4,998,689     $ 4,998,689
                                                               ===========     ===========

                                          21

                                                                             SUPPLEMENTAL SCHEDULE 2

                          BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                          -----------------------------------------------------

                             ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                   FOR THE YEAR ENDED DECEMBER 31, 1993
- - -----------------------------------------------------------------------------------------------------

           ISSUE                       TRADE TYPE     NO. OF TRADES         AMOUNT       GAIN/(LOSS)
- - -----------------------------------------------------------------------------------------------------
GUARANTEED INCOME FUND:

   BT PYRAMID DIRECTED                 Purchases               147        $63,271,542
   ACCOUNT CASH FUND                   Sales                   126         61,727,569

   PUTNAM GIC FUND                     Purchases                19         12,910,108
                                       Sales                    32         17,635,116

   MERRILL LYNCH RETIREMENT            Purchases                 1         20,862,318
   PRESERVATION TRUST FUND


DIVERSIFIED EQUITY FUNDS:

   MASSACHUSETTS CAPITAL
   DEVELOPMENT DIVERSIFIED
   EQUITY FUND:

      BT PYRAMID DIRECTED              Purchases                56          2,550,302
      ACCOUNT CASH FUND                Sales                    48          2,617,062

      M.F.S. CAP. DEV. FD.             Purchases                16            233,830
      SH. BEN. INT.                    Sales                    11          2,640,339      $ 208,501

   FIDELITY MAGELLAN
   DIVERSIFIED EQUITY FUND:

      BT PYRAMID DIRECTED              Purchases                76         14,619,737
      ACCOUNT CASH FUND                Sales                    66         14,732,086

      FIDELITY MAGELLAN FUND           Purchases                36         16,034,006
                                       Sales                     6          3,849,570        546,298


                                                    22

                                                                   SUPPLEMENTAL SCHEDULE 2, CONTINUED

                          BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                          -----------------------------------------------------

                             ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                   FOR THE YEAR ENDED DECEMBER 31, 1993
- - -----------------------------------------------------------------------------------------------------

           ISSUE                       TRADE TYPE     NO. OF TRADES         AMOUNT       GAIN/(LOSS)
- - -----------------------------------------------------------------------------------------------------
   GEORGE PUTNAM FUND:

      BT PYRAMID DIRECTED              Purchases                68          7,620,698
      ACCOUNT CASH FUND                Sales                    44          7,620,008

      PUTNAN GEORGE FD. BOSTON         Purchases                35          8,319,736
      SH. BEN. INT. COM.               Sales                     8          1,574,481         48,120


COMPANY STOCK FUND:

      BT PYRAMID DIRECTED              Purchases                65          6,917,763
      ACCOUNT CASH FUND                Sales                    96          6,929,135

      BERGEN BRUNSWIG CORPORATION      Purchases                98          4,907,249
      CLASS A COMMON STOCK             Sales                     5          1,912,162      $(439,378)






                                                    23

                                   SIGNATURE
                                   ---------


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Strategy Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                          BERGEN BRUNSWIG PRE-TAX
                                          INVESTMENT RETIREMENT ACCOUNT



                                          by /s/    Neil F. Dimick
                                             ----------------------------------
                                                    Neil F. Dimick
                                                    Executive Vice President,
                                                    Chief Financial Officer,
                                                    Bergen Brunswig Corporation




June 24, 1994

INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement No. 33-32465 of Bergen Brunswig Corporation on Form S-8 of our report dated June 24, 1994 appearing in this Annual Report on Form 11-K of Bergen Brunswig Pre-Tax Investment Retirement Account for the year ended December 31, 1993.




/s/ Deloitte & Touche
Costa Mesa, California
June 28, 1994






                                      25